

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. J. St. Germain Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield (City) MA (State) 01115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Valickus (413) 733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
PROCESSING
RECEIVED
MAR 0 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain Company, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Marion F Roberts my com exp 12-25-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

We have audited the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2007

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ 14,037,402	$ 6,111,686
Cash and investments segregated for the benefit of customers	145,974,624	131,962,258
Receivable from brokers	12,989,898	590,399
Receivable from customers	-	3,159
Investments owned:		
Equity securities (cost $13,771,085 - 2006, $17,351,940 - 2005)	14,455,503	17,379,639
Securities borrowed	9,495,959	5,250,001
Accrued interest receivable	801,786	435,744
Property and equipment, less accumulated depreciation and amortization	867,884	991,395
Income taxes receivable	345,096	-
Deferred tax benefit	739,000	1,163,000
Other assets	362,273	69,512
	$200,069,425	$163,956,793

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Liabilities:		
Payable to brokers	$ 707,474	$ 23,422,906
Customers' free credit balances	164,360,411	108,868,088
Securities sold, not yet purchased, at market value (cost $8,506,320 - 2006 and $5,822,177 - 2005)	8,725,309	5,956,043
Accrued expenses and other liabilities	2,826,267	3,671,501
Total liabilities	176,619,461	141,918,538
Shareholders' equity:		
Common shares:		
Class A, 720,000 shares authorized; 711,320 and 720,000 issued as of December 31, 2006 and 2005, respectively; nonvoting		
Class B, 80,000 shares authorized; 79,460 and 80,000 issued as of December 31, 2006 and 2005, respectively; voting		
Paid in capital	5,100,451	5,076,361
Retained earnings	23,893,878	22,991,018
	28,994,329	28,067,379
Less treasury shares, at cost:		
Class A, 221,454 (235,404 - 2005) shares	(5,210,027)	(5,540,913)
Class B, 12,935 (18,860- 2005) shares	(334,338)	(488,211)
	(5,544,365)	(6,029,124)
Total shareholders' equity	23,449,964	22,038,255
Total liabilities and shareholders' equity	$200,069,425	$163,956,793

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006 and 2005

	2006	2005
Operating revenues:		
Management fees	$7,200,607	$7,236,486
Dividends	186,985	207,116
Interest income, net	834,744	805,328
Investment gain, net	123,538	190,399
Unrealized gain (loss) on investments, net	378,212	(45,738)
Total operating revenue	8,724,086	8,393,591
Operating expenses:		
Employee compensation	3,254,779	3,155,185
Professional fees	104,385	140,771
Communications and data processing	149,822	141,602
Selling, general and administrative expenses	2,980,892	2,274,466
Total operating expenses	6,489,878	5,712,024
Income before income taxes	2,234,208	2,681,567
Income tax expense	868,000	1,029,000
Net income	$1,366,208	$1,652,567

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2006 and 2005

	Common Shares Authorized and Issued		Paid in Capital	Retained Earnings	Treasury Shares at Cost		Total Shareholders' Equity
	Class A	Class B			Class A	Class B	
Balance at December 31, 2004	720,000	80,000	$ 4,878,209	$ 21,853,590	$ (2,364,295)	$ (397,431)	$23,970,073
Net income	-	-	-	1,652,567	-	-	1,652,567
Cash dividends paid, $.85 per share	-	-	-	(515,139)	-	-	(515,139)
Purchase of 68,260 shares Class A at prices ranging from $27.23 to $50	-	-	-	-	(3,352,943)	-	(3,352,943)
Sale of Class A stock at prices ranging from $27.23 to $28.02	-	-	77,242	-	70,265	-	147,507
Sale of Class B stock at prices ranging from $27.23 to $28.02	-	-	1,966	-	-	23,171	25,137
Employee stock awards	-	-	4,484	-	-	106,569	111,053
Exchange of Class B for Class A, 8,000 shares	-	-	114,460	-	106,060	(220,520)	-
Balance at December 31, 2005	720,000	80,000	5,076,361	22,991,018	(5,540,913)	(488,211)	22,038,255
Net income				1,366,208			1,366,208
Cash dividends paid, $.85 per share				(463,348)			(463,348)
Purchase of 8,680 shares Class A at prices ranging from $29.87 to $30.74	(8,680)		(259,678)				(259,678)
Sale of 7,550 shares Class A at prices ranging from $29.39 to $30.74			47,948		178,861		226,809
Purchase of 540 shares Class B at a price of $29.39		(540)	(15,871)				(15,871)
Sale of 5,925 shares Class B at prices ranging from $29.39 to $30.74			14,323			153,873	168,196
Exercise of stock options, 6,400 shares Class A at prices ranging from $15.25 to $28.02			(32,817)		152,025		119,208
Employee stock awards			4,967				4,967
Reclassification of accrued compensation related to share-based compensation			265,218				265,218
Balance at December 31, 2006	711,320	79,460	$ 5,100,451	$ 23,893,878	$ (5,210,027)	$ (334,338)	$23,449,964

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 1,366,208	$ 1,652,567
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	541,456	605,104
Deferred tax expense	424,000	242,000
Gain on sale of fixed asset	-	(8,854)
Employee stock awards	314,899	384,046
Cash and investments segregated for the benefit of customers and accrued interest receivable	(14,378,408)	(17,062,678)
Investments owned, net	2,924,136	(1,731,666)
Securities borrowed	(4,245,958)	(2,320,385)
Receivable from brokers and customers and other assets	(12,689,101)	341,209
Income taxes receivable	(345,096)	421,339
Customers' free credit balances	55,492,323	(26,588)
Payable to brokers, accrued expenses and other liabilities	(23,605,380)	22,122,461
Securities sold, not yet purchased, net	2,769,266	2,650,593
Net cash provided by operating activities	8,568,345	7,269,148
Cash flows from investing activities:		
Purchases of fixed assets	(417,945)	(312,988)
Proceeds on sale of fixed assets	-	24,613
Net cash provided by investing activities	(417,945)	(288,375)
Cash flows from financing activities:		
Proceeds from exercise of stock options	119,208	-
Dividends paid	(463,348)	(515,139)
Purchase of treasury shares	(275,549)	(3,352,943)
Proceeds from sale of treasury shares	395,005	135,224
Net cash used in financing activities	(224,684)	(3,732,858)
Net increase in cash and cash equivalents	7,925,716	3,247,915
Cash and cash equivalents at beginning of year	6,111,686	2,863,771
Cash and cash equivalents at end of year	$ 14,037,402	$ 6,111,686
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 3,696,214	$ 2,479,028
Income taxes	$ 1,149,622	$ 365,000
Share-based compensation liability reclassified to equity	$ 265,218	$ -

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Organization

The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. ("DJS") and its wholly-owned subsidiary, First Springfield Trust, Inc. ("FST"). All intercompany transactions have been eliminated in consolidation.

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers, Inc. ("NASD") and is licensed as a broker dealer in all 50 states.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

In March 2006, the Board of Directors, with the consent of the Company's shareholders, authorized a 4-for-1 stock split of the Company's common stock. All references to the number of shares of common stock, and per share amounts have been retroactively restated in the accompanying consolidated financial statements to reflect the effect of the stock split.

In 2006, The Company adopted the provisions of the Massachusetts Model Corporation Act pursuant to which the designated par value of common stock was eliminated. Accordingly, the amounts previously assigned to common shares as a component of shareholders' equity have been reclassified to paid in capital for all periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the fair value of investments, payable and accruals, and the useful lives of depreciable assets. Actual results could differ from those estimates.

Valuation of Investments

Equity securities are stated at market value. Market values are determined based on quoted market prices at December 31, 2006 and 2005. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Investments

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Advertising Costs

Advertising is expensed as incurred and amounted to $1,075,090 in 2006 and $876,000 in 2005.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Share-based Payments

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment." The Company previously applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company elected to adopt the modified prospective method provided by SFAS No. 123(R). Under this method, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Share-based compensation is measured at the grant-date, based on the fair value of the award, and is recognized over the period during which the employee is required to provide service.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

Recent accounting pronouncements

In September 2006 the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The pronouncement is applicable in cases when assets or liabilities are to be measured at fair value. It does not establish new circumstances in which fair value would be used to measure assets or liabilities. The provisions of SFAS No.157 are effective for fiscal year commencing after November 15, 2007. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 157 will have on its financial statements.

In December 2006, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007, with early adoption allowed. The Company is currently evaluating this statement and has not made a determination as to apply its provisions.

2. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2006 and 2005.

3. CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts and segregates securities for the benefit of customers. The amounts in these accounts as of December 31, 2006 and 2005 is as follows:

	2006	2005
U.S. Treasury securities, at cost	$113,707,649	$112,737,663
Cash	32,266,975	19,224,595
	145,974,624	131,962,258
Accrued interest receivable	801,786	435,744
	$146,776,410	$132,398,002

Aggregate carrying value of investments segregated for the benefit of customers approximates their market value at December 31, 2006 and 2005.

4. RECEIVABLE FROM CUSTOMERS

Receivables from customers consist of customers' debit balances. The securities owned by customers are held as collateral for these receivables and are not reflected in the consolidated statement of financial condition.

5. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Furniture and equipment	$2,554,607	$2,362,436
Leasehold improvements	886,621	660,847
	3,441,228	3,023,283
Less accumulated depreciation and amortization	(2,573,344)	(2,031,888)
	$ 867,884	$ 991,395

Depreciation and amortization expense was $541,456 and $605,104 for the years ended December 31, 2006 and 2005, respectively.

6. RELATED-PARTY TRANSACTIONS

The Company maintains investment accounts on behalf of the officers and directors of the Company. Included in customers' free credit balances at December 31, 2006 and 2005 is $596,477 and $714,850, respectively, related to these accounts.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $19,245,250, which was $18,095,984 in excess of its required net capital of $1,149,266. The Company's ratio of aggregate indebtedness to net capital was 0.90 to 1.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $28,795,918 and $20,046,448, respectively, as of December 31, 2006. The shareholders' equity of the subsidiary is included as capital in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

8. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

9. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $3,696,214 and $2,479,028 for 2006 and 2005, respectively.

10. BENEFIT PLAN AND AGREEMENTS

In 2005, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $186,295 and $193,305 for the years ended December 31, 2006 and 2005, respectively.

BENEFIT PLAN AND AGREEMENTS (concluded)

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued approximately $1,585,791 and $1,646,968 related to these agreements as of December 31, 2006 and 2005, respectively. Expense attributable to these agreements amounted to $217,668 and $236,657 for the years ended December 31, 2006 and 2005, respectively.

The Company has entered into non-compete agreements with two former executives. Aggregate annual payments under these agreements are $250,000 in 2007 and 2008. In addition, the Company will make a one time payment of $50,000 to a former executive in 2018.

The Company has agreed to provide certain health benefits to certain retired employees. Payments under these agreements amounted to approximately $46,300 in 2006. The aggregate annual payments under these agreements are estimated to be as follows for the years 2007 to 2016:

2007	46,200
2008	49,500
2009	56,100
2010	58,400
2011	61,000
2012 - 2016	311,400
Thereafter	320,000

These agreements are unfunded. Included in accrued expenses at December 31, 2006 and 2005 is $654,744 and $728,802, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2006 are as follows:

	2006	2005
Discount rate	4.7%	4.8%
Health care cost trend rate	7.0%	7.0%

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December, 31	
	2006	2005
Current tax provision:		
Federal	$ 290,000	$ 605,000
State	154,000	182,000
	444,000	787,000
Deferred tax provision:		
Federal	350,000	174,000
State	74,000	68,000
	424,000	242,000
	$ 868,000	$1,029,000

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31,	
	2006	2005
Statutory federal tax rate	34.0%	34.0%
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	6.7	6.2
Dividends received deduction	(2.0)	(1.8)
Other	0.2	-
Effective tax rate	38.9%	38.4%

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

INCOME TAXES (continued)

The components of the net deferred tax asset are as follows:

	Years Ended December 31,	
	2006	2005
Deferred tax asset:		
Federal	$ 763,000	$ 1,057,000
State	236,000	311,000
	999,000	1,368,000
Deferred tax liability:		
Federal	$ (213,000)	$ (157,000)
State	(47,000)	(48,000)
	(260,000)	(205,000)
Net deferred tax asset	$ 739,000	$ 1,163,000

Realization of the net deferred tax assets are dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	December 31,	
	2006	2005
Unrealized appreciation of investments	$ (74,000)	$ (58,000)
Depreciation	(186,000)	(206,000)
Compensation related accruals	999,000	1,312,000
Other	-	115,000
Net deferred tax asset	$ 739,000	$1,163,000

INCOME TAXES (concluded)

A summary of the change in the net deferred tax asset is as follows:

	December 31,	
	2006	2005
Balance at beginning of year	$ 1,163,000	$ 1,405,000
Deferred tax provision	(424,000)	(242,000)
Balance at end of year	$ 739,000	$ 1,163,000

12. LEASES

The Company rents its office facilities in Springfield, MA and Hartford, CT under leases which expire in 2015 and 2008, respectively. Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2006 are:

Year Ending December 31,	
2007	$ 122,000
2008	108,500
2009	89,600
2010	89,600
2011	89,600
Thereafter	149,353
	$ 648,653

The leases require additional payments based on increases in taxes and certain operating expenses. The Hartford lease contains an option to extend the term of the lease for a period of three years. The cost of rentals during the extension period is not included above. Total rent expense for the years ended December 31, 2006 and 2005 amounted to $121,505 and $87,987, respectively.

13. SHAREHOLDERS' EQUITY

In December 2006, the Company's Board of Directors approved the 2006 Incentive Stock Option Plan (2006 Plan). The 2006 Plan provides for the issuance of options to purchase a maximum of 100,000 Class A nonvoting shares of common stock. Under the Plan, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted.

The Company's 1995 Incentive Stock Option Plan (1995 Plan) provides for the issuance of options to purchase a maximum of 60,000 Class A nonvoting shares and 14,000 Class B voting shares of common stock. Under the 1995 Plan, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the market value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted. The 1995 Plan was accounted for as a variable plan and compensation expense or reduction recorded for the increase or decrease in the option's intrinsic value, as determined by management, from grant date to the date of the statement of financial condition. In December 2006, the Company eliminated its obligation to purchase employee owned shares and accounted for the 1995 Plan which resulted in the option being considered an equity option, rather than a liability, pursuant to the provisions of SFAS No. 123(R). Accordingly, the Company reclassified $265,218 of accrued compensation expense to paid in capital in December 2006.

The Company determined the calculated value of stock options granted at the grant using the Black-Scholes option pricing model, based on the following weighted average assumptions: expected volatility of 4.87%, risk-free interest rate of 4.56%, expected dividend rate of 2.77%, and expected life of 10 years. The expected volatility is an estimate based on a comparative industry fund.

SHAREHOLDERS' EQUITY (continued)

The compensation expense recorded under both plans for 2006 and 2005 was $104,208 and $75,596, respectively. A summary of the activity during 2006 and 2005 is as follows:

	Options Outstanding			
	Class A	Class B	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 2004	29,200	7,200	$15.25 - $27.85	23.46
Options granted	8,800	-	$28.02 - $30.82	30.06
Balance, December 31, 2005	38,000	7,200	$15.25 - $33.82	24.75
Options granted	1,400	-	$30.74 - $33.81	31.18
Options exercised	(6,400)	-	$15.25 - $28.02	16.05
Options cancelled	(800)	-	$23.39 - $24.93	24.16
Balance, December 31, 2006	32,200	7,200	$15.25 - $33.81	26.40

SHAREHOLDERS' EQUITY (concluded)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options by common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. These amounts are as follows as of December 31, 2006 and 2005:

	2006	2005
Total shareholders' equity	$23,449,964	$22,038,255
Effect of assumed exercise of options	1,040,160	1,118,443
	$24,490,124	$23,156,698
Shares outstanding:		
Authorized and issued	790,780	800,000
Less treasury shares	(234,389)	(254,264)
Shares outstanding	556,391	545,736
Options outstanding	39,400	45,200
Diluted shares outstanding	595,791	590,936
Total shareholders' equity per Class A and B shares outstanding	$ 42.15	$ 40.38
Diluted shareholders' equity per Class A and B shares	$ 41.11	$ 39.19

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 120,000 units. Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2006 and 2005, 90,443 units and 87,894 units have been issued, respectively. Expense resulting from issued units is remeasured as of the date of the statement of financial condition. Expense attributable to the Plan was $210,695 and $83,542 for the years ended December 31, 2006 and 2005, respectively.

The transfer of Class A and Class B shares from non-employees is subject to the Company's right of first refusal to purchase the shares at 75% of fully diluted book value through 2008, and 80% of fully diluted book value thereafter. The Company's non-employee shareholders may at any time through December 31, 2012 require the Company to repurchase their shares at the then fair value, subject to an individual annual limitation of 5% of the aggregate Company shares outstanding and the capital requirements of the Securities and Exchange Commission Rule 15c3-1. The exercise price is the same as would apply to the Company's right of first refusal to purchase the shares.

Schedule I

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Computation of net capital

Total consolidated shareholders' equity		$ 23,449,964
Adjustments:		
Nonallowable assets:		
Property and equipment, net	$ (867,884)	
Deferred tax asset	(739,000)	
Other	(339,642)	(1,946,526)
Tentative net capital		21,503,438
Less:		
0% to 4% of Treasury notes	(212,500)	
3% to 7.5% of corporate obligations	(56,377)	
0.5% to 4% of government obligations	(12,245)	
15% of other investments owned	(1,977,066)	(2,258,188)
Net capital		$ 19,245,250

Computation of aggregate indebtedness

Aggregate indebtedness:		
Payable to brokers	$ 707,474	
Free credit balances:		
Customers	163,763,934	
Officers and shareholders	596,477	
Market value of securities borrowed for which no equivalent value is paid or credited	770,650	
Accrued expenses and other liabilities	2,826,267	$ 168,664,802
Less:		
Amount of special reserves required to be maintained for the benefit of customers on December 31, 2006		151,425,807
Aggregate indebtedness		$ 17,238,995
Net capital requirement, 6 2/3% of aggregate indebtedness		$ 1,149,266
Ratio of aggregate indebtedness to net capital		0.90:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between these computations of net capital and aggregate indebtedness and the corresponding computations prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2006.

Schedule II

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts, net of officer and shareholder balances of $596,477	$ 163,763,934	
Customer securities failed to receive	1,329	
Failed to deliver of customers' securities not older than 30 calendar days		12,339,456
Total	163,765,263	12,339,456
Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2006 (15c3-3(e))		151,425,807
	$ 163,765,263	$ 163,765,263

The Company has funds of $146,776,410 maintained on behalf of customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2006.

Schedule III

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT

December 31, 2006

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None

END